File No. 70-09699

                          (As filed November 30, 2000)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  POST EFFECTIVE AMENDMENT NO. 5 ON FORM U-1/A
                             APPLICATION/DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                       Eastern Enterprises
ACJ Acquisition LLC
Brooklyn Union Gas Company
  and its subsidiary companies            EE Acquisition Company, Inc.
KeySpan Energy Corporation                EEG Acquisition Company, Inc.
  and its subsidiary companies
KeySpan Electric Services LLC             Eastern Associated Securities Corp.
KeySpan Exploration & Production LLC      Eastern Energy Systems Corp.
KeySpan Technologies Inc.                 Eastern Rivermoor Company, Inc.
KeySpan MHK, Inc. and its subsidiary      Eastern Urban Services, Inc.
   companies                              Mystic Steamship Corporation
One MetroTech Center                      PCC Land Company, Inc.
Brooklyn, New York  11201                 Philadelphia Coke Co., Inc.
KeySpan Gas East Corporation              Water Products Group Incorporated
KeySpan Generation LLC                    Western Associated Energy Corp.
KeySpan Corporate Services LLC            9 Riverside Road
KeySpan Utility Services LLC              Weston, Massachusetts  02493
Marquez Development Corp.                 Boston Gas Company and its
Island Energy Services Company, Inc.        subsidiary companies
LILCO Energy Systems, Inc.                Essex Gas Company and its subsidiary
175 East Old Country Road                   companies
Hicksville, New York  11801               Colonial Gas Company and its
KeySpan-Ravenswood Inc.                    subsidiary companies
KeySpan-Ravenswood Services Corp.         One Beacon Street
38-54 Vernon Boulevard                    Boston, Massachusetts  02108
Long Island City, New York  11101         Midland Enterprises Inc., and its
KeySpan Services, Inc., and its            subsidiary companies
    subsidiary companies                  300 Pike Street
Octagon 10 Office Building                Cincinnati, Ohio  45202
1719 Route 10, Suite 108
Parsippany, New Jersey 07054              ServicEdge Partners, Inc.
KeySpan Energy Trading Services LLC       AMR Data Corporation
100 East Old Country Road                 62 Second Avenue
                                          Burlington, Massachusetts  01803

Hicksville, New York  11801
KeySpan Energy Supply LLC                 ENERGYNORTH, INC.
14-04 111th Street                        EnergyNorth Natural Gas, Inc.
College Point, New York  11356            Broken Bridge Corporation
                                          EnergyNorth Realty, Inc.
                                          1260 Elm Street
                                          P.O. Box 329
                                          Manchester, New Hampshire  03105
                                          EnergyNorth Propane, Inc.
                                          75 Regional Drive
                                          Concord, New Hampshire  03301
                                          ENI Mechanicals, Inc. and its
                                           subsidiary companies
                                          25 Depot Street
                                          Manchester, Massachusetts  03101

------------------------------------------------------------------------------
             (Name of companies filing this statement and addresses
                        of principal executive offices)

                 _____________KeySpan Corporation______________
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                              Senior Vice President
                               and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
              ----------------------------------------------------
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

Kenneth M. Simon, Esq.
Laura V. Szabo, Esq.
Dickstein Shapiro Morin& Oshinsky LLP
2101 L Street, NW

Washington, D.C.  20037

                       POST-EFFECTIVE AMENDMENT No. 5 TO
                         APPLICATION/DECLARATION UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


        This post-effective Amendment No. 5 amends the Form U-1
Application/Declaration previously filed in this proceeding with the Securities and Exchange Commission in the following respects:

        KeySpan has committed filing a post-effective amendment setting forth its estimated fees, commissions and expenses incurred or to be incurred in connection with the Application/Declaration filed in this proceeding for approval by the Commission. Accordingly, KeySpan hereby amends Item 2 of the Application/Declaration by deleting it in its entirety and replacing it with the following:

Item 2            Fees, Commissions and Expenses

        The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $250,000. The above fees do not include any underwriting fees or other expenses incurred in consummating specific financings or other transactions covered hereby. It is estimated that such fees and expenses will not exceed 5% of the proceeds from any such financings.

Item 6.  Exhibits

                Exhibit I is deleted.



                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company
Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                              KEYSPAN CORPORATION


                                              /s/ Steven Zelkowitz
                                              ---------------------------------
                                              Steven Zelkowitz
                                              Senior Vice President and General
                                              Counsel